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LATHAM & WATKINS

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Washington, D.C.

03007084

19 February 2003

Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street
Washington D.C. 20549

SUPPL

RECD S.E.C.
FEB 25 2003
1086

File No. 82-4511

Ladies and Gentlemen,

Interpump Group S.p.A.-Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934- File No. 82-4511

On behalf of Interpump Group S.p.A. and pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, enclosed herewith please find:

- Press Release: Interpump Group Preliminary Results for the Financial Year 2002 and the Fourth Quarter 2002.

Please feel free to call me if you have any questions at +44 207 710 1076. Please acknowledge receipts of this letter by stamping the enclosed copy of this letter and by faxing it to our fax number as shown on our letterhead.

PROCESSED
MAR 10 2003
THOMSON
FINANCIAL

Sincerely yours,

Michael S. Immordino
of LATHAM & WATKINS

Enclosure

cc: Dott. Banci
Interpump Group S.p.A.

PRESS RELEASE

Interpump Group: years of uninterrupted double-digit growth

PRELIMINARY RESULTS FOR THE FINANCIAL YEAR 2002:

NET REVENUES: UP 15.7% TO 492.9 MILLION EURO
INCOME BEFORE TAXES: UP 11.3% TO 49.3 MILLION EURO
CASH FLOW FROM OPERATIONS: UP 18.1% TO 55.9 MILLION EURO
ROCE UP FROM 20.3% IN 2001 TO 20.4%
30% INCREASE IN TURNOVER IN NORTH AMERICA

FOURTH QUARTER 2002:

NET REVENUES: UP 18.5% TO 118.1 MILLION EURO
INCOME BEFORE TAXES: UP 30.8% TO 6.9 MILLION EURO
CASH FLOW FROM OPERATIONS: UP 20.2% TO 13.4 MILLION EURO

Giovanni Cavallin, CEO of Interpump Group stated: "Once again in 2002, Interpump Group has achieved double-digit growth rates, following an uninterrupted development path for many years, with an increase of more than 30% on the competitive markets of North America. At the same time, high returns and profitability have long placed Interpump Group at the top of the industry, confirming and strengthening its position.
These results are once again due to technological innovation, the renowned excellence of our products, an aggressive policy on all markets, and the constant focus on cost containment. Despite the threatening clouds on the international horizon, I think I can expect Interpump to continue along its expansionary path, both through internal growth and through selected acquisitions in our core areas."

Milan, 13 February 2003 – Interpump Group today has released its preliminary results for the financial year 2002 and the fourth quarter 2002, showing once again growth, as measured by revenues and profitability.

PRELIMINARY RESULTS FOR THE FINANCIAL YEAR 2002

Based on preliminary results for the year 2002, the Interpump Group achieved a 15.7% growth rate in **consolidated net revenues**, reaching 492.9 million euro (426.1 million euro). **Net income before taxes** also grew, by 11.3%, reaching 49.3 million euro.
Particularly relevant and worth notice is the 30.1% increase in North America, the world's most advanced and competitive market.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 43.077.840 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 -
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

These results were achieved in 2002 despite the tough macroeconomic environment, especially in the major western economies which provide Interpump Group's primary sales markets. **Like for like, turnover grew sharply**, rising 11.6% to 475.5 million euro.

Consolidated gross operating margin (EBITDA) reached **84.5 million euro**, up 3.9% from 81.3 million euro in the previous financial year.

Consolidated operating income (EBIT) **increased 2.5%** from 67.6 million euro as at 31 December 2001 **to 69.2 million euro** in 2002.

Consolidated net earnings in 2002 decreased a slight 1.6% from 21.4 million euro in 2001 to **21.1 million euro**, wholly attributable to the 8.6% **increase in the effective tax rate.**

Consolidated net equity increased 5.8% from 182.8 million euro as at year-end 2001 to **193.4 million euro.**

Net financial indebtedness decreased from 176.4 million euro in 2001 to 175.4 million euro. This improvement was made possible by the high level of **cash flow from operations**, reaching **55.9 million euro in 2002**, an **18.1% increase over the previous year** when cash flow from operations amounted to 47.3 million euro.

Net earnings per share, adjusted for the amortization of goodwill and calculated on the weighted average of outstanding shares, was in line with the level achieved in 2001, reaching **0.398 euro**.

The increase in turnover in 2002 was driven by the Cleaning Sector, expanding 35.8%, led by the consumer segment which, despite its lower margins than the professional segment and other sectors in which the Interpump Group operates, shows a ROCE in line with the whole Group's ROCE. The diversified turnover mix and the strategy adopted for generating additional turnover in the consumer segment reduced the ratio of EBITDA to net revenues to 17.1%. Profitability however increased as measured by ROCE (operating income on invested capital net of own shares), from 20.3% in 2001 to 20.4%.

The **Cleaning Sector** reported 258.9 million euro in revenues in 2002, a 35.8% increase. On a comparable scope of consolidation basis, the sector's revenues grew 28.7% to 245.5 million euro. The strong growth was mostly attributable to the increase in turnover in the consumer segment, driven by the increase in market share in North America and in Europe and through the consolidation of IP Gansow GmbH, acquired in March 2002 (IP Gansow turnover, including infra-Group, reached 18 million euro).

The **Hydraulic Sector** reported 128.1 million euro in revenues, a 0.5% increase despite the difficulties encountered on the North American market for industrial vehicles on which the segment's products are mounted, and despite the euro's appreciation against the dollar which lowered the value of the dollar-based sales generated by the US subsidiary Muncie once converted into euro. Muncie reported a 2.6% decrease in sales in 2002. Offsetting this, the other markets, mainly Europe and Asia, reported an 8.2% increase.

The **Industrial Sector** reported revenues of 103.4 million euro, down 0.8% due to the 3.8% drop in electrical engine sales. High-pressure pump sales increased 0.2%, despite the difficulties of the US economy, the main sales market for these products, and the dollar's decline.

INTERPUMP GROUP S.p.A. - Via E. FERMI, 25 - 42040 S. ILARIO - REGGIO EMILIA (ITALY) - TEL.+39.0522.904311
FAX. +39.0522.904444 - E-mail ***info@interpumpgroup.it***
CAP. SOC. Euro 43.077.840 I.V. - REG. IMPRESE R.E. N. 117217 - C.C.I.A.A. R.E.A. N. 204185 -
COD.FISCALE 11666900151 - PARTITA IVA IT 01682900350

FOURTH QUARTER 2002

Interpump Group achieved a significant **18.5% year-on-year quarterly increase in turnover**, reaching 118.1 million euro (against 99.7 million euro in 4Q 2001), driven by the growth in the consumer segment of the Cleaning Sector as was the case for all of 2002.

Gross operation margin (EBITDA) in the fourth quarter increased 4.1% from 15.9 million in the year-before period to 16.5 million euro.

Income before taxes grew 30.8% from 5.3 million euro in the fourth quarter 2001 to 6.9 million euro.

Operating cash flow reached 13.4 million euro, up 20.2% from 11.2 million in the year-before period.

The **Board of Directors** of Interpump Group will meet on March 13th, 2003 for approval of 2002 Fiscal Year results.

Giovanni Cavallin, CEO of Interpump Group stated: "Once again in 2002, Interpump Group has achieved double-digit growth rates, following an uninterrupted development path for many years, with an increase of more than 30% on the competitive markets of North America. At the same time, high returns and profitability have long placed Interpump Group at the top of the industry, confirming and strengthening its position.
These results are once again due to technological innovation, the renowned excellence of our products, an aggressive policy on all markets, and the constant focus on cost containment. Despite the threatening clouds on the international horizon, I think I can expect Interpump to continue along its expansionary path, both through internal growth and through selected acquisitions in our core areas."

For information: Moccagatta Associati
Tel. 02 8645.1695, fax 02 8645.2082
segreteria@moccagatta.it

Reclassified consolidated income statements (twelve months)

	31/12/2002 €/000 (twelve months)	%	31/12/2001 €/000 (twelve months)	%
Net revenues	**492,939**	**100.0**	**426,075**	**100.0**
Purchases, net of changes in inventories	(219,165)		(192,744)	
Gross industrial margin	**273,774**	**55.5**	**233,331**	**54.8**
Personnel expenses	(88,262)		(77,394)	
Other operating costs	(100,988)		(74,623)	
Gross operating profit	**84,524**	**17.1**	**81,314**	**19.1**
Operating depreciation and amortisation	(15,316)		(13,762)	
Operating profit	**69,208**	**14.0**	**67,552**	**15.9**
Amortisation of goodwill	(9,524)		(9,348)	
Amortisation of the consolidation difference allocated to buildings	(208)		(208)	
Financial income (charges), net	(7,586)		(10,515)	
Financial discounts granted to customers	(1,623)		(1,798)	
Adjustment of value of investments according to the equity method	211		(1,207)	
Extraordinary income (charges), net	(1,160)		(168)	
Profit for the period before taxes and minority interests	**49,318**	**10.0**	**44,308**	**10.4**
Income taxes	(23,276)		(17,089)	
Net profit before minority interests	**26,042**	**5.3**	**27,219**	**6.4**
Minority interests	(4,957)		(5,786)	
Consolidated net profit for the period	**21,085**	**4.3**	**21,433**	**5.0**

Quarterly reclassified consolidated income statements

	Fourth quarter 2002 **€/000**	%	*Fourth quarter 2001* **€/000**	%
Net revenues	**118,058**	**100.0**	**99,652**	**100.0**
Purchases, net of changes in inventories	(52,242)		(44,082)	
Gross industrial margin	**65,816**	**55.7**	**55,570**	**55.8**
Personnel expenses	(22,897)		(19,788)	
Other operating costs	(26,437)		(19,956)	
Gross operating profit	**16,482**	**14.0**	**15,826**	**15.9**
Operating depreciation and amortisation	(4,199)		(3,551)	
Operating profit	**12,283**	**10.4**	**12,275**	**12.3**
Amortisation of goodwill	(2,354)		(2,348)	
Amortisation of the consolidation difference allocated to buildings	(52)		(52)	
Financial income (charges), net	(1,094)		(2,284)	
Financial discounts granted to customers	(430)		(494)	
Adjustment of value of investments according to the equity method	(48)		(1,383)	
Extraordinary income (charges), net	(1,414)		(444)	
Profit for the period before taxes and minority interests	**6,891**	**5.8**	**5,270**	**5.3**
Income taxes	(3,096)		3,003	
Net profit before minority interests	**3,795**	**3.2**	**8,273**	**8.3**
Minority interests	(1,063)		(1,867)	
Consolidated net profit for the period	**2,732**	**2.3**	**6,406**	**6.4**

Reclassified consolidated balance sheets	31/12/2002 €/000	%	30/09/2002 €/000	%	31/12/2001 €/000	%
Trade receivables	92,379		91,265		90,371	
Inventories	103,075		97,010		88,337	
Prepayments and accrued income within one year	2,410		2,875		2,232	
Other receivables, net of deferred tax assets	11,769		21,202		7,043	
Trade payables	(92,741)		(75,024)		(68,768)	
Tax payables due within one year	(7,731)		(28,906)		(9,477)	
Other current liabilities, net of payables for the acquisition of equity investments	(12,810)		(15,022)		(10,832)	
Accrued expenses, net of interest charges	(781)		(954)		(596)	
Opening net operating working capital	**95,570**	**25.9**	**92,446**	**25.3**	**98,310**	**27.4**
Tangible fixed assets	104,504		103,291		88,783	
Goodwill	134,093		136,447		140,238	
Treasury stock	29,967		26,182		25,726	
Other financial fixed assets	10,233		11,011		10,792	
Other non current assets	22,046		21,514		22,899	
Provisions	(9,582)		(7,331)		(8,643)	
Staff severance indemnities	(14,918)		(14,555)		(13,379)	
Payables for the acquisition of equity investments	(258)		(516)		(516)	
Other non current liabilities	(2,885)		(2,679)		(4,999)	
Total net fixed assets	**273,200**	**74.1**	**273,364**	**74.7**	**260,901**	**72.6**
Total capital employed	**368,770**	**100.0**	**365,810**	**100.0**	**359,211**	**100.0**
Financed by:						
Share capital	43,078		43,055		42,778	
Retained earnings	106,564		107,211		95,783	
Profit for the period	21,085		18,353		21,433	
Total shareholders' equity for the Group	170,726		168,619		159,994	
Minority interests	22,636		21,891		22,788	
Total consolidated shareholders' equity	**193,362**	**52.4**	**190,510**	**52.1**	**182,782**	**50.9**
Cash on hand	(42,958)		(45,183)		(23,181)	
Payables to banks within one year	22,464		26,534		32,817	
Current portion of medium/long term financing	81,820		66,168		63,728	
Accrued interests	893		1,397		1,273	
Total short term indebtedness	62,219		48,916		74,637	
Medium/long-term indebtedness	113,189		126,384		101,792	
Total net indebtedness	**175,408**	**47.6**	**175,300**	**47.9**	**176,429**	**49.1**
Total sources of financing	**368,770**	**100.0**	**365,810**	**100.0**	**359,211**	**100.0**